CUSIP No. 91818X108	13D	Page 1 of 13

UNITED STATES
 SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)1

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)
David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, DC 20004 (202) 738-5420	Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

☐

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Astral Success Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
458,782,405[2]
	8	shared voting power

	9	sole dispositive power
458,782,405
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%[3]
14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

2 Represents 458,782,405 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Astral pursuant to the Subscription Agreement and upon exercise of the Warrant, which is the sum of (i) 145,645,208 Class A Ordinary Shares that have been acquired upon conversion of 145,645,208 Senior Convertible Preferred Shares held by Astral at the First Closing, (ii) 72,822,604 Class A Ordinary Shares that have been or may be acquired upon the conversion of 72,822,604 Senior Convertible Preferred Shares issued or issuable to Astral at the Second Closing, and (iii) up to 240,314,593 Class A Ordinary Shares that may be acquired upon the conversion of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon exercise of Warrant.

3 The calculation assumes that there is a total of 1,610,116,026 Class A Shares outstanding, which is the sum of the (i) 1,151,333,621 Class A Ordinary Shares outstanding immediately prior to the Second Closing Date (being November 15, 2021) (including 5,895,072 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 458,782,405 Class A Ordinary Shares that have been or may be acquired upon conversion of 458,782,405 Senior Convertible Preferred Shares issued or issuable to Astral pursuant to the Subscription Agreement and upon exercise of the Warrant.

CUSIP No. 91818X108	13D	Page 3 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital Opportunity, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital Opportunity GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 6 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 8 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 9 of 13

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy Capital GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
458,782,405
	9	sole dispositive power

	10	shared dispositive power
458,782,405

11	aggregate amount beneficially owned by each reporting person
458,782,405
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
28.5%
14	type of reporting person*
OO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 10 of 13

Item 1.	Security and Issuer

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, the People’s Republic of China.

This Amendment supplements and amends the statement on Schedule 13D filed on July 12, 2021 (as amended, the “Initial Statement”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statement.

Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 2.	Identity and Background

Item 2(a) of the Initial Statement are hereby amended by restating the following paragraph:

(a) Name of Person Filing

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes 145,645,208 Class A Ordinary Shares that have been acquired upon conversion of 145,645,208 Senior Convertible Preferred Shares at $0.3433 per share held of record by Astral at the First Closing (as defined below) and 21,846,781 Class A Ordinary Shares that have been acquired upon conversion of 21,846,781 Senior Convertible Preferred Shares at $0.3433 per share held of record by Astral at the Second Closing (as defined below). The Senior Convertible Preferred Shares were acquired by Astral pursuant to a Share Subscription Agreement with the Issuer and another investor affiliated with the Nio Capital investment management group (“Nio Capital”, collectively with Astral, the “Investors” and each an “Investor”), dated June 14, 2021 (“Subscription Agreement”). The first closing (“First Closing”) and second closing (“Second Closing”) of the transactions contemplated under the Subscription Agreement occurred on July 12, 2021 and November 15, 2021. The Class A Ordinary Shares reported as beneficially owned herein also includes up to 240,314,593 Class A Ordinary Shares that may be acquired upon conversion of up to 240,314,593 Senior Convertible Preferred Shares that may be acquired upon exercise of Warrant to purchase the shares at $0.3433 per share that were acquired by Astral at the First Closing, as well as an additional 50,975,823 Class A Ordinary Shares that may be acquired upon the conversion of 50,975,823 Senior Convertible Preferred Shares that Astral has a right to purchase at an additional Second Closing.

Astral is the holder of record of the Senior Convertible Preferred Shares acquired in the First Closing and Second Closing. Joy Opportunity, Joy II and Joy III comprise the owners of the majority of the voting interest of Astral. Joy Opportunity GP, Joy II GP and Joy III GP are the general partners respectively of Joy Opportunity, Joy II and Joy III. Joy Capital GP is the general partner of Joy Opportunity GP, Joy II GP and Joy III GP. Each of the Reporting Persons is ultimately controlled by Mr. Erhai Liu. Mr. Erhai Liu disclaims beneficial ownership of the Class A Ordinary Shares of the Issuer held by each of the Reporting Persons, except to the extent of Mr. Erhai Liu’s pecuniary interest therein, if any.

CUSIP No. 91818X108	13D	Page 11 of 13

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented by adding the following to the end thereof:

The net investment cost of the Senior Convertible Preferred Shares purchased by Astral as of the Second Closing was $7,500,000. The funds used to acquire the Issuer’s securities were from the investment capital contributed to Astral by Joy Opportunity, Joy II, Joy III and others not affiliated with the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statement is hereby amended and restated with the following:

(a-b)     The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that Astral, but only Astral, has converted its Senior Convertible Preferred Shares (including those that may be acquired at an additional Second Closing) and exercised its Warrant and assumes that there is currently a total of 1,151,333,621 Class A Ordinary Shares outstanding immediately prior to the Second Closing Date (being November 15, 2021) (including 5,895,072 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan).

CUSIP No. 91818X108	13D	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2021

Joy Capital Opportunity, L.P.

By: Joy Capital Opportunity GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital Opportunity GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II, L.P.

By: Joy Capital II GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

CUSIP No. 91818X108	13D	Page 13 of 13

Joy Capital III, L.P.

By: Joy Capital III GP, L.P.
Its: general partner

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital III GP, L.P.

By: Joy Capital GP, Ltd.
Its: general partner

By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital GP, Ltd.

By:	/s/ Erhai Liu
Erhai Liu, Director

Astral Success Limited

By:	/s/ Erhai Liu
Erhai Liu, Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)